Filed Pursuant to Rule 424(b)(3)
Registration No. 333-151858

Prospectus Supplement No. 4
(To Prospectus, Dated January 29, 2010)

11,991,251 Shares of Common Stock

This prospectus supplement supplements the Prospectus dated January 29, 2010, relating to the sale, transfer or distribution of up to of 11,991,251 shares of our common stock. You should read this prospectus supplement in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information contained in this prospectus supplement supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or additional supplements thereto.

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On May 18, 2010, U.S. Geothermal Inc. (the “Company”) entered into an employment agreement with Daniel Kunz as President and Chief Executive Officer of the Company. The employment agreement is effective April 1, 2010, and will remain in effect until March 31, 2011 unless earlier terminated in accordance with its terms.

Under the terms of the employment agreement, Mr. Kunz has agreed to devote 140 hours per month exclusively for the benefit of the Company. In consideration for the performance by Mr. Kunz of his responsibilities and duties as President and Chief Executive Officer of the Company, the Company has agreed to pay to Mr. Kunz compensation of $230,000 per annum, to grant to Mr. Kunz incentive stock options in such amount and under such conditions as may be determined by the Company’s board of directors, to provide to Mr. Kunz (and his immediate family) such medical, dental and related benefits as are available to other employees, to provide to Mr. Kunz reasonable life insurance and accidental death coverage (with the proceeds payable to Mr. Kunz’s estate or specified family member), and to provide to Mr. Kunz such 401K retirement benefit as is available to other employees of the Company. In addition, the Company will reimburse Mr. Kunz for reasonable expenses incurred in connection with the performance of his duties under the employment agreement.

The employment agreement may be terminated by the Company without notice, payment in lieu of notice, severance payments, benefits, damages or other sums for causes which include failure to perform his duties in a competent and professional manner, appropriation of corporate opportunities or failure to disclose a material conflict of interest, a plea of guilty to, or conviction of, an indictable offense which may not be further appealed, fraud, dishonesty, illegality or gross incompetence, failure to disclose material facts concerning business interests or other employment that are relevant to his employment with the Company, refusal to follow reasonable and lawful directions of the Company, breach of fiduciary duty, and material breach under, or gross negligence in connection with his employment under, the employment agreement. Otherwise, either party may terminate the agreement upon one month’s written notice. The agreement includes covenants by Mr. Kunz with respect to the treatment of confidential information and non-competition, and provides for equitable relief in the event of breach.

In the event that Mr. Kunz’s employment is terminated without cause by the Company or for “good reason” by Mr. Kunz, and in the event that a “change of control” has occurred within the 12 months prior to the termination, Mr. Kunz is entitled to receive compensation equal to 24 monthly installments of his normal compensation no later than 60 days after the date of termination (which sum would be currently $460,000). “Good reason” includes a material decrease in base compensation, in authority, duties or responsibilities, in budget over which Mr. Kunz has authority, or a material change in geographic location of the services.

In the event of a “change of control”, Mr. Kunz shall be entitled to receive compensation equal to 24 monthly installments of his normal compensation no later 5 days after a change of control, regardless of whether Mr. Kunz’s employment continues under the employment agreement or a new employment agreement with a successor company. A “change of control” includes (a) a merger, amalgamation, arrangement, consolidation, reorganization or transfer where more than 50% of the voting securities of the Company are acquired by other persons and more than 50% of the board membership changes, (b) any person or person(s) acting together by agreement or understanding acquire(s), directly of indirectly, 30% or more of the voting securities of the Company, (c) any person or person(s) acting together by agreement or understanding acquire(s), directly of indirectly, the right to appoint the majority of the directors, or (d) the Company disposes of all or substantially all of its assets, other than to subsidiaries.

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Investing in our common stock involves risks. See “Risk Factors” beginning on page 4.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 25, 2010.